Mail Stop 4561

June 12, 2007

By U.S. Mail and Facsimile to (617) 523-1231

Richard P. Orsillo
Senior Vice President and Chief Financial Officer
Northway Financial, Inc.
9 Main Street
Berlin, New Hampshire 03570

Re: Northway Financial, Inc.
Amendment No. 1 to Schedule 13E-3 filed May 24, 2007
File No. 005-78592
Preliminary Proxy Statement on Schedule 14A
File No. 000-23129-33

Dear Mr. Orsillo:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proxy Statement – General

1.   As we discussed in our telephone conversation yesterday, we continue to have questions about the treatment of record, street name and beneficial holders in the reverse stock

split. We do not believe the current disclosure, even as revised in response to comment 9 in our prior comment letter, is clear in this regard. Please revise the disclosure to discuss the following points in a clear and concise manner understandable to shareholders. Include definitions or explanations of technical terms where appropriate.

i)   Explain the treatment in the Split Transaction of shares held in street name through nominees such as brokers, versus those held by individual record owners. Specifically, when you state that shareholders who own less than 400 shares will be cashed out of the reverse stock split is effected, explain whether you are looking at record owners, beneficial owners or both without regard to the manner in which the shares are held. We do not believe the statement you added on page 1 clarifies this point adequately. It may be helpful to provide examples.

ii)   See (i) above. Explain why you believe the Split Transaction may affect differently shareholders who hold in street name versus those who are record holders. Similarly, explain the basis for your statement on page 4 in the Question and Answer section that "your nominee may or may not affect the Split Transaction on your shares held in street name." Again, it may be helpful to provide examples.

iii) If shareholders need to do something other than vote for the Split Transaction now in order to participate, tell them so prominently in the revised proxy statement. For example, we note that on our call, you discussed the need to execute a letter of transmittal which will be forwarded with these proxy materials. This fact should be clarified in the Question and Answer section, which seems to imply that no action is needed at this time until the shareholder receives written instructions from the transfer agent. If holders of fewer than 400 shares can effectively elect whether or not to participate in the Split Transaction, as it seems from our call, this is not apparent from the disclosure document, nor is it clear what will occur if they don't so elect.

2.   Based on our conversation yesterday, we remain unclear about the effect of the Split Transaction on those shareholders who hold less than 400 shares but who do not send in a letter of transmittal or their share certificates if the proposals are approved. We understood from your disclosure that if the Split Transaction passes, anyone holding of record 400 or fewer shares would receive cash. However, during our call, we understood you to be saying that shareholders' ability to receive cash will depend on whether they execute the letter of transmittal and forward their share certificate. Clarify in the revised proxy statement the effect of the Split Transaction on those shareholders who do not take these "secondary" steps.

3.   Refer to comment 18 in our prior comment letter and your response. We believe the June 21, 2006 report by North Capital Advisory you provided supplementally in response to comment 18 constitutes a report that is materially related to this transaction within the meaning of Item 1015 of Regulation M-A. Therefore, the report must be described in the proxy statement and filed as an exhibit to the Schedule 13E-3. To the extent that you wish to seek confidential treatment for discrete portions of that report, you may do so under Rule 24b-2 under the Securities Exchange Act of 1934. See also the Division of Corporation Finance's Staff Legal Bulletin No. 1 dated July 11, 2001 (providing guidance on the confidential treatment process).

Background of the Split Transaction, page 12

4.   We note your response to our prior comment 18. However, we are unable to find a clear correspondence between the exhibits to the Schedule 13E-3 and the proxy disclosure. Please revise this section as necessary in accordance with prior comment 18 to include, for example, a more specific discussion of the August 2, 2006 presentation filed as Exhibit 99.1. We also note that certain exhibits appear to be missing: for example, no report corresponding to the June 21, 2006 report by Northeast Capital has been filed. If that report or any other such presentation was strictly oral, please tell us this in your response.

Information Provided by Northway to Northeast Capital, page 23

5.   We note your response that the company has disclosed all projections and underlying assumptions that were supplied to Northeast Capital. However, we are unable to identify the three-year financial forecast referred to in the first paragraph of this section. Please tell us where this data can be found in your proxy statement or revise to include it as requested in our prior comment letter.

Substantive Fairness, page 18

6.   It appears that the last sentence in the first paragraph of this section should read, "…understanding that the opportunity to *buy* shares prior to the time of the transaction…." Please revise as necessary.

Dissenters' Rights, page 31

7.   Please revise to include a full discussion of the material aspects of New Hampshire law regarding the exercise of dissenters' rights.

Preliminary Proxy Card

8.   We note that you state in your response to our prior comment 11 that you revised the proxy cared to indicate that the forward stock split is conditioned on the approval of the reverse stock split. We are unable to locate this statement. Please revise as necessary.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Gregory Dundas at (202) 551-3436 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: William P. Mayer, Esq.
       Goodwin Procter LLP
       One Exchange Place
       Boston, Massachusetts 02109